Exhibit 99.1

MiX TELEMATICS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code:  MIX     ISIN:  ZAE000125316
NYSE share code:  MIXT
(“MiX Telematics” or “the Company”)

MIX TELEMATICS TO PRESENT AT UPCOMING INVESTOR CONFERENCES

Midrand, South Africa, (August 1, 2019) – MiX Telematics (NYSE: MIXT and JSE: MIX), a leading global provider of fleet and mobile asset management solutions delivered as Software-as-a-Service (“SaaS”), announced that its Chief Executive Officer, Stefan Joselowitz, and Chief Financial Officer, John Granara will present at the following investor conferences:

-	Oppenheimer 22nd Annual Technology, Internet and Communications Conference in Boston on Tuesday, August 6, 2019 at 1:45 p.m. Eastern Time (7:45 p.m. South African Time).

-	Canaccord Genuity 39th Annual Growth Conference in Boston on Wednesday, August 7, 2019 at 3:00 p.m. Eastern Time (9:00 p.m. South African Time).

Live webcasts of each presentation will be available on the “Investors” page of the Company’s website www.mixtelematics.com. An archive of each presentation will also be available for a limited time at the same location.

About MiX Telematics
MiX Telematics is a leading global provider of fleet and mobile asset management solutions delivered as SaaS to more than 766,000 subscribers in over 120 countries. The Company’s products and services provide enterprise fleets, small fleets and consumers with solutions for efficiency, safety, compliance and security. MiX Telematics was founded in 1996 and has offices in South Africa, the United Kingdom, the United States, Uganda, Brazil, Australia and the United Arab Emirates as well as a network of more than 130 fleet partners worldwide. MiX Telematics shares are publicly traded on the Johannesburg Stock Exchange (JSE: MIX) and on the New York Stock Exchange (NYSE: MIXT). For more information visit www.mixtelematics.com.

Investor Contact:

Brian Denyeau
ICR for MiX Telematics
ir@mixtelematics.com
+1-855-564-9835

August 1, 2019

JSE sponsor